UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Viad Corp	**0000884219**
Exact name of registrant as specified in charter	Registrant CIK Number
11-K **Year ended December 31, 2005**	**001-11015**
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

____
Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on June 28, 2005.

Viad Corp

By: ______________________
Scott E. Sayre
Vice-President, General Counsel & Secretary

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, that the information set forth in this statement is true and complete.

By: ______________________
(Name and Title)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
JUN 29 2006
213
WASH. D.C.
PROCESSING
SECTION

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2005**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission File Number: **001-11015**

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

VIAD CORP CAPITAL ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VIAD CORP
1850 N. CENTRAL AVENUE, SUITE 800
PHOENIX, AZ 85004-4545

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIAD CORP CAPITAL ACCUMULATION PLAN


By: ______________________
Suzanne Pearl
Chairman, Viad Corp Capital Accumulation Plan Committee

DATE: June 28, 2006

VIAD CORP CAPITAL ACCUMULATION PLAN

Financial Statements
Years Ended December 31, 2005 and 2004,
Supplemental Schedule
as of December 31, 2005, and
Independent Auditors' Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Viad Corp Capital Accumulation Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of the Viad Corp Capital Accumulation Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Phoenix, Arizona
June 23, 2006

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

ASSETS	2005	2004
PARTICIPANT-DIRECTED INVESTMENTS:		
Shares of registered investment companies:		
Vanguard Windsor Fund	$ 20,787,032	$ 23,471,573
T. Rowe Price Equity Index 500 Fund	9,865,758	8,555,068
T. Rowe Price Stable Value Fund	8,997,509	9,467,276
T. Rowe Price Prime Reserve Fund	8,373,028	8,789,665
T. Rowe Price Blue Chip Growth Fund	7,329,647	7,620,560
T. Rowe Price New Horizons Fund	7,141,999	5,266,956
T. Rowe Price Bond Index Trust	2,655,686	2,417,776
T. Rowe Price Value Fund	2,320,552	2,098,197
T. Rowe Price International Stock Fund	1,710,774	568,694
T. Rowe Price International Growth & Income	1,308,385	604,977
T. Rowe Price Retirement 2025 Fund	1,179,750	-
T. Rowe Price Spectrum Income Fund	1,139,972	1,166,471
T. Rowe Price Retirement 2030 Fund	960,962	-
T. Rowe Price Retirement 2020 Fund	900,303	-
T. Rowe Price Retirement 2010 Fund	675,553	-
T. Rowe Price Retirement 2035 Fund	672,250	-
T. Rowe Price Retirement 2015 Fund	630,162	-
T. Rowe Price Retirement 2040 Fund	511,392	-
T. Rowe Price Retirement 2005 Fund	430,528	-
T. Rowe Price Retirement Income Fund	152,697	-
T. Rowe Price Retirement 2045 Fund	7,384	-
T. Rowe Price Spectrum Growth Fund	-	4,295,168
T. Rowe Price Personal Strategy Balanced Fund	-	1,628,523
T. Rowe Price Personal Strategy Growth Fund	-	1,491,635
T. Rowe Price Personal Strategy Income Fund	-	710,903
T. Rowe Price Retirement Strategy Fund	-	512,132
Vanguard Bond Index Fund	-	253,532
Common stock:		
MoneyGram International, Inc.	5,648,491	5,515,637
Viad Corp	1,592,871	1,859,474
Finova Group Inc.	-	2,874
Participant notes receivable	1,196,728	1,311,929
Total investments	86,189,413	87,609,020
DIVIDENDS RECEIVABLE	10,838	5,234
CONTRIBUTIONS RECEIVABLE	77,191	85,011
CASH	465	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 86,277,907	$ 87,699,265

See Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:		
Employee contributions	$ 8,131,973	$ 10,598,798
Investment income:		
Dividends:		
Viad Corp common stock	9,352	79,739
Other	2,742,296	950,653
Interest	642,961	627,330
Net appreciation in fair value of investments:		
Registered investment companies	870,571	5,609,984
Common stock	1,095,747	899,642
Total investment income	5,360,927	8,167,348
Total additions	13,492,900	18,766,146
DEDUCTIONS:		
Distributions to participants	14,914,258	14,408,965
Transfer of assets (MoneyGram International, Inc.)	-	28,142,127
NET DECREASE	(1,421,358)	(23,784,946)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	87,699,265	111,484,211
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 86,277,907	$ 87,699,265

See Notes to Financial Statements.

Note 1. Description of the Plan

The following brief description of the Viad Corp Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information. Please refer to Note 5 for certain changes to the Plan effective after December 31, 2005.

The Plan, commonly known as Toward Retirement Income Management or TRIM, was established on January 1, 1985 and has been amended periodically since that date. Employees of Viad Corp, its division and certain of its subsidiaries ("Viad" or the "Company"), except for those covered by a collective bargaining agreement that does not call for participation in the Plan, are eligible to participate in the Plan if the position in which the employee works is one that would customarily have at least 1,000 hours of service in a twelve consecutive month period for which they are paid a regular fixed compensation. Effective July 1, 1999, any employee that is anticipated to work at this minimum level of hours is eligible to join the Plan on the first day of hire. Employees contribute to the Plan through the reduction of wages on a pre-tax basis, subject to certain limitations. The Company may also contribute a matching amount, subject to certain limitations.

The Plan is subject to various regulations, particularly those under the Internal Revenue Code (the "Code") Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective as of January 1, 2004, the Plan was amended to incorporate provisions intended to satisfy certain design-based "safe harbor" contribution requirements, as permitted under the Small Business Job Protection Act of 1996 (the "Job Protection Act"). In general, plans making certain non-elective or matching contributions in accordance with one of the permissible "safe harbor" contribution formulas specified by the Job Protection Act need not perform the annual non-discrimination testing requirements generally required of similar plans.

Spin-Off and Transfer of Assets Out to MoneyGram Plan. On June 30, 2004, Viad separated its payment services business from its other businesses by means of a tax-free spin-off. To effect the separation, Travelers Express Company, Inc. became a subsidiary of MoneyGram International, Inc. ("MoneyGram"), a newly-formed, wholly-owned subsidiary of Viad, and Viad distributed all of the shares of MoneyGram common stock as a dividend on Viad common stock on the date of the spin-off. Each holder of record of Viad common stock at the close of business on June 24, 2004 received one share of MoneyGram common stock for each share of Viad common stock held at such time. Therefore, on the date of the spin-off, a dividend on Viad common stock of 381,019 shares of MoneyGram common stock was distributed to Plan participants with an aggregate value of $5,324,994. As a result, at December 31, 2005 and 2004, MoneyGram common stock was held by the Plan; however, MoneyGram is not an investment election for future contributions to the Plan.

Additionally, the Company received stockholder approval in May 2004 to effect a one-for-four reverse stock split, which became effective immediately following the spin-off. As a result, every four shares of Viad common stock became equivalent to one share and Viad's price per share on that date reflected such reverse stock split.

Lastly, upon completion of the MoneyGram spin-off, in July 2004, account balances of MoneyGram employees totaling $28,142,127 were transferred out of the Plan and into the MoneyGram International, Inc. 401(k) Plan.

Contributions. Participants may contribute up to 50 percent of pre-tax annual compensation as defined by the Plan, subject to annual Internal Revenue Service ("IRS") limitations. Participants may also contribute amounts representing rollover distributions from other qualified plans. Contributions to the Plan are invested by the Plan's trustee, T. Rowe Price, at the direction of the participants into various investment options offered by the Plan. Participants exercise investment choice with respect to their contributions which are maintained in individual participant accounts. In addition, participants who are age 50 or older and defer the maximum allowed annually may also contribute an additional amount of "catch-up" contributions subject to the IRS annual limits. In 2005, the Plan offered nineteen mutual funds and one Guaranteed Investment Contract ("GIC") fund as investment options for participant contributions. As of January 1, 2002, the common stock of Viad was no longer offered as an investment option. Effective February 22, 2005, the T. Rowe Price Personal Strategy Funds are no longer being offered as investment options. In their place, effective February 1, 2005, the Company began offering T. Rowe Price Retirement Funds intended to be one-stop investments where participants can have a professionally managed and diversified portfolio that has a time-driven strategy based on a planned retirement date.

In June 2005, the Company announced that, effective January 2, 2006, the FINOVA Group Inc. common stock would no longer be offered as an investment option. Plan participants were to transfer shares in the FINOVA Group Inc. into other investment options by December 30, 2005 or on January 2, 2006, the proceeds were to be reinvested, on a pro rata basis, in accordance with Plan participants' current investment elections. The Plan was amended effective August 29, 2005 to provide for certain relief with respect to allowing hardships and increasing plan loans for participants who were victims of Hurricane Katrina.

Company matching contributions to the Plan, consisting of Viad common stock, are contributed to the Viad Corp Employees' Stock Ownership Plan ("ESOP"). During 2005, participants received a matching contribution of Viad common stock in the ESOP based on pre-tax deferrals to the Plan of 100 percent of the first three percent of wage reduction and an additional matching contribution at the rate of 50 percent on the next two percent of wage reduction, for an overall maximum matching contribution of four percent. The matching contributions are 100 percent vested when made. All contributions are limited to the applicable amounts as prescribed by the Code. The one-year waiting period for eligibility for the match was eliminated effective January 1, 2004. In-service withdrawals of matching contributions from the ESOP are not permitted, but such contributions may be reallocated to the Plan's investments. Any additional matching contributions made for employees of certain subsidiaries terminated effective January 1, 2004. The Board of Directors of the Company may also provide discretionary profit sharing allocations of additional Viad shares under the ESOP. These profit sharing allocations are made pro rata based on compensation and will be 100 percent vested once made regardless of years of service.

Distributions to Participants. Benefits are paid to participants upon termination from the Company, disability, retirement or death. Any participant who terminates employment may leave his or her account balance with the Plan, subject to the rules for required distributions.

Participant Loans and Hardship Withdrawals. The Plan allows participants to borrow against Plan account balances (not including the portion that the Company has contributed) in an amount not to exceed the lesser of 50 percent of a participant's vested balance or $50,000. The applicable interest rate policy is determined by the committee responsible for administering the Plan. Current policy establishes the interest rate as the prime rate at the beginning of the quarter in which the loan withdrawal is made. Loans shall be repaid in equal installments over a period of up to five years, except for loans for purchasing a home which can be repaid over a maximum of 15 years.

Withdrawals of employee wage reduction contributions may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all non-taxable loans available under the Plan have already been obtained.

Vesting. All contributions to the Plan are 100 percent vested and non-forfeitable at all times.

Participant Accounts. For each participant, various accounts are maintained to record employee contributions, Company matching contributions made to the ESOP, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation in the fair value of the Plan's investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less any outstanding participant loans.

Plan Administration. The Plan is administered by a committee of at least three persons appointed by the Chief Executive Officer of the Company. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. Participants are charged a loan processing fee, retirees and terminated employees are charged an annual administrative fee and participants and alternate payees are charged for the cost of legal review of qualified domestic relations orders; all other Plan expenses are paid directly by the Company.

Plan Termination and Amendment. While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan subject to the provisions of ERISA provided all employer contributions due at the termination date have been paid. The Company also has the right to amend the Plan from time to time. The Plan was restated January 14, 2002 in accordance with changes in the law commonly referred to as GUST (which refers to the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act, the Small Business Job Protection Act, the IRS Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000). The Plan was subsequently amended February 26, 2002 to permit diversification of investments out of Viad common stock, subject to IRS approval. This approval was received on December 16, 2002 and, therefore, was not in effect for the 2002 plan year. On December 4, 2002, the Plan was amended to adopt a good faith amendment per the Economic Growth and Tax Relief Reconciliation Act of 2001 and subsequently amended on February 20, 2003 as a condition of the new IRS determination letter.

The Plan was amended in November 2003, effective January 1, 2004, to incorporate the safe harbor features. The Plan was also amended effective June 30, 2004 to provide for the transfer of participant accounts to a new defined contribution plan for MoneyGram individuals established in connection with the MoneyGram spin-off. The Plan was amended on May 24, 2005 to provide for the automatic rollover of mandatory distributions, Plan charges to participant accounts for legal review of qualified domestic relations orders, and for the rollover of ESOP accounts by former participants. The Plan was restated effective June 1, 2005.

Note 2. Summary of Significant Accounting Policies

Significant accounting policies are as follows:

Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value except for the T. Rowe Price Stable Value Fund ("Stable Value Fund"), which is benefit-responsive and is stated at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Common stock is valued at its quoted market price. The Stable Value Fund is valued at the aggregate contract values of the GIC portfolio, which approximates fair value, and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying GICs ranged from 3.34 to 6.33 percent for 2005 and 2004, allowing for blended rates of return for the fund of 3.95 and 3.93 percent for 2005 and 2004, respectively.

The net appreciation in fair value of registered investment companies in the statements of changes in net assets available for benefits includes approximately $1.0 million in depreciation and approximately $2.3 million in appreciation for the years ended December 31, 2005 and 2004, respectively, relating to participant-directed investments in the Vanguard Windsor Fund. The other dividend investment income includes approximately $2.0 million and $507,000 for the years ended December 31, 2005 and 2004, respectively, relating to these investments in the Vanguard Windsor Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits. Benefit payments to participants are recorded when paid.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investments in common stock, mutual funds and other investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Note 3. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Note 4. Federal Income Tax Status

The IRS has determined and informed the Company by determination letter dated December 16, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt.

Note 5. Subsequent Events

Effective January 1, 2006, an administrative fee of $50 will be charged for loans on a participant's account balance. Additionally, effective March 3, 2006, the Vanguard Windsor Fund was removed as an investment option and all existing balances in the fund were transferred to the T. Rowe Price Value Fund, which is a current investment option in the Plan.

VIAD CORP CAPITAL ACCUMULATION PLAN

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2005

Column B	Column C	Column E
Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Participant-directed investments:		
Vanguard Windsor Fund [b]	Mutual Fund - 1,212,072 shares	$ 20,787,032
T. Rowe Price Equity Index Fund [a, b]	Mutual Fund - 294,061 shares	9,865,758
T. Rowe Price Stable Value Fund [a, b]	GIC Fund - 8,997,510 shares	8,997,509
T. Rowe Price Prime Reserve Fund [a, b]	Mutual Fund - 8,373,028 shares	8,373,028
T. Rowe Price Blue Chip Growth Fund [a, b]	Mutual Fund - 224,285 shares	7,329,647
T. Rowe Price New Horizon Fund [a, b]	Mutual Fund - 225,016 shares	7,141,999
T. Rowe Price Bond Index Trust [a]	Common Trust Fund - 118,136 shares	2,655,686
T. Rowe Price Value Fund [a]	Mutual Fund - 99,254 shares	2,320,552
T. Rowe Price International Stock Fund [a]	Mutual Fund - 115,671 shares	1,710,774
T. Rowe Price International Growth & Income Fund [a]	Mutual Fund - 92,531 shares	1,308,385
T. Rowe Price Retirement 2025 Fund [a]	Mutual Fund - 102,855 shares	1,179,750
T. Rowe Price Spectrum Income Fund [a]	Mutual Fund - 96,690 shares	1,139,972
T. Rowe Price Retirement 2030 Fund [a]	Mutual Fund - 58,276 shares	960,962
T. Rowe Price Retirement 2020 Fund [a]	Mutual Fund - 57,601 shares	900,303
T. Rowe Price Retirement 2010 Fund [a]	Mutual Fund - 46,366 shares	675,553
T. Rowe Price Retirement 2035 Fund [a]	Mutual Fund - 57,853 shares	672,250
T. Rowe Price Retirement 2015 Fund [a]	Mutual Fund - 56,164 shares	630,162
T. Rowe Price Retirement 2040 Fund [a]	Mutual Fund - 30,863 shares	511,392
T. Rowe Price Retirement 2005 Fund [a]	Mutual Fund - 39,607 shares	430,528
T. Rowe Price Retirement Income Fund [a]	Mutual Fund - 12,255 shares	152,697
T. Rowe Price Retirement 2045 Fund [a]	Mutual Fund - 681 shares	7,384
Viad Corp	Common Stock - 54,309 shares	1,592,871
MoneyGram International, Inc. [b]	Common Stock - 216,583 shares	5,648,491
Participant notes receivable	Participant loans - interest at 4.8% to 11.5% per year, maturing through 2020	1,196,728
	Total assets held for investment purposes	$ 86,189,413

[a] Party in interest
[b] Represents five percent or more of the Plan's net assets available for benefits as of December 31, 2005

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-130175 of Viad Corp on Form S-8 of our report dated June 23, 2006, appearing in this Annual Report on Form 11-K of Viad Corp Capital Accumulation Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Phoenix, Arizona
June 23, 2006